SULTAN MINERALS INC.

1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212


02002964

February 1, 2002


FEB 05

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

SUPPL

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the Canadian Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

SULTAN MINERALS INC.

Shannon Ross

Shannon M. Ross,
Corporate Secretary
/lb
Encl.

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

dw 2/6

United States Sec Filing
February 1, 2002

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the Canadian Venture Exchange in connection with:

A. News Releases

January 29, 2002 – Sultan Minerals Signs drill contract for Gold Mountain Zone
January 23, 2002 – Sultan closes $280,000 private placement
January 21, 2002 – Sultan minerals extends gold mountain target with Geophysical survey
January 18, 2002 – Sultan minerals extends gold moutain target with geophysical survey
January 14, 2002 – Sultan minerals begins preliminary scoping study
January 11, 2002 – CDNX approval received on Cariboo, Princess and Cleopatra properties
January 8, 2002 – Sultan minerals defines two distinct gold targets on Kena Property
January 3, 2002 – Sultan closes $659,378 Short Form Offering of Flow-Through Shares.

B. Correspondence with BC Securities Commission

1. Material Change Report, BC Form 53-901F
2. Qualifying issuer Certificate Form – 45-102F2

SULTAN MINERALS INC.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

January 29, 2002

Ticker Symbol: **SUL**-cdnx
SEC 12g3-2(b): 82-4741

SULTAN MINERALS SIGNS DRILL CONTRACT FOR GOLD MOUNTAIN ZONE

Kena Property, BC

Gold Mountain Zone

Sultan Minerals Inc. (SUL-cdnx) is pleased to announce that it has signed a drill contract with Drift Exploration Drilling Inc. of High River, Alberta. Drilling is planned to commence on February 6th in the Gold Mountain Zone of the company's Kena Property, located north of Ymir in southeastern British Columbia. A minimum of 1500 metres of reverse circulation (RC) drilling will be completed from approximately 12 sites. The proposed holes will be drilled along 3 section lines in and to the south of the discovery area in order to follow up the high grade intersections found in the previous drill programs (see News Release dated January 9, 2002).

A.G. Troup, P.Eng,
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

January 23, 2002

Ticker Symbol: **SUL**-cdnx
SEC 12g3-2(b): 82-4741

SULTAN CLOSES $280,000 PRIVATE PLACEMENT

Sultan Minerals Inc. (SUL-cdnx) is pleased to announce the closing of a brokered private placement of 1,000,000 units at $0.28 per unit for total gross proceeds of $280,000. Each unit consists of one common share and one-half of a non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share in Sultan for a period of 12 months from the date of closing of this private placement at a price of $0.32 per share. The proceeds will be used to fund exploration programs on the Kena Gold Property in southeastern British Columbia and for working capital.

In consideration for introducing Sultan to the subscribers, Sultan paid Canaccord Capital Corporation (the "Agent") a cash commission of $28,000 and issued Canaccord a warrant exercisable to purchase up to 150,000 common shares of the Company for a period of 12 months from the date of closing of this private placement at a price of $0.28 per share.

All shares, warrants, and any shares issued upon the exercise of warrants with respect to this private placement are subject to a hold period and may not be traded in British Columbia until May 18, 2002, except as permitted under the rules of the *Securities Act* (BC) and the Canadian Venture Exchange.

Arthur G. Troup, P. Eng.
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

January 21, 2002

Ticker Symbol: **SUL**-cdnx
SEC 12g3-2(b): 82-4741

This news release replaces our news release dated January 18, 2002 in its entirety.

SULTAN MINERALS EXTENDS GOLD MOUNTAIN TARGET WITH GEOPHYSICAL SURVEY

Kena Property – Gold Mountain and Kena Zones

Sultan Minerals Inc. (SUL-cdnx) is pleased to announce that it has received the final results from an induced polarization (I.P.) survey carried out in late November-early December by Peter E. Walcott & Associates Limited.

The survey was initiated to define the southern limits of the chargeability high associated with the "discovery" trenches and subsequent drill proven Gold Mountain zone – see previous news releases.

The results (see accompanying map) show two parallel zones of elevated chargeability trending at 140 degrees across the grids. The more easterly zone with a strike length of some 1,400 metres encompasses the Gold Mountain zone in the north, and 1,200 metres to the south passes through diamond drill hole TK87-46. Assaying of this previously unsampled hole by Sultan in 2000 returned a one-metre intercept grading 50.8 g/t gold.

A third parallel zone located at the southern extremity of the map reflects mineralization associated with the Kena zone where previous drilling in the eighties indicated substantial tonnage of low-grade gold mineralization averaging 0.66 g/tonne.

Sultan is extremely encouraged by these results as it opens up the possibility to significantly expand the size potential of the high-grade zone found in the Gold Mountain zone.

A.G. Troup, P.Eng.,
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com



Gold Mountain Zone
Kena Gold Zone
50.8 g/t Au
LEGEND
Apparent Chargeability of >20 mV/V
Apparent Chargeability of >35 mV/V
SULTAN MINERALS INC.
Contours of Apparent Chargeability
Kena Property, British Columbia
0 400
metres
Legend
Mineralized Showing
Silver King Porphyry Unit
Kena Property
Extents of Induced Polarization Survey - Gold Mtn. Grid
0 4000
metres

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

January 18, 2002

Ticker Symbol: **SUL**-cdnx
SEC 12g3-2(b): 82-4741

SULTAN MINERALS EXTENDS GOLD MOUNTAIN TARGET WITH GEOPHYSICAL SURVEY

Kena Property – Gold Mountain and Kena Zones

Sultan Minerals Inc. (SUL-cdnx) is pleased to announce that it has received the final results from an induced polarization (I.P.) survey carried out in late November-early December by Peter E. Walcott & Associates Limited.

The survey was initiated to define the southern limits of the chargeability high associated with the "discovery" trenches and subsequent drill proven Gold Mountain zone – see previous news releases.

The results (see accompanying map) show two parallel zones of elevated chargeability trending at 140 degrees across the grids. The more easterly zone with a strike length of some 1,400 metres encompasses the Gold Mountain zone in the north, and 1,200 metres to the south passes through diamond drill hole TK87-46. Assaying of this previously unsampled hole by Sultan in 2000 returned a one-metre intercept grading 50.8 g/t gold.

A third parallel zone located at the southern extremity of the map reflects mineralization associated with the Kena zone where previous drilling in the eighties indicated substantial tonnage of low-grade gold mineralization averaging 0.66 g/tonne.

Sultan is extremely encouraged by these results as it opens up the possibility to significantly expand the size potential of the high-grade zone found in the Gold Mountain zone.

A.G. Troup, P.Eng.,
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com


Gold Mountain Zone
Legend
Mineralized Showing
Silver King Porphyry Unit
Kena Property
Extents of Induced Polarization Survey- Gold Mtn. Grid
0 4000
metres


Gold Mountain Zone
L2100 N
L2000 N
L1900 N
L1800 N
L1700 N
L1600 N
L1500 N
L1400 N
L1300 N
L1200 N
L1100 N
L1050 N
L1000 N
L900 N
L800 N
L700 N
L600 N
L500 N
L400 N
L300 N
L200 N
L100 N
L0 N
GM-15
GM-17
GM-18
GM-22
GM-13
GM-12
GM-27
GM-11
GM-09
GM-10
GM-08
GM-29
GM-20
GM-14
GM-07
GM-19
GM-21


L5600
L5500
L5400
L5300
L5200
L5100
L5000
L4900
L4800
50.8 g/t Au
Kena Gold Zone

600W 400W 200W 0 200E 400E 600E 800E 1000E

LEGEND

Apparent Chargeability of >20 mV/V

Apparent Chargeability of >35 mV/V

SULTAN MINERALS INC.

Contours of Apparent Chargeability

Kena Property, British Columbia

0 400
metres

SULTAN MINERALS INC.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

January 14, 2002

Ticker Symbol: **SUL**-cdnx
SEC 12g3-2(b): 82-4741

SULTAN MINERALS BEGINS PRELIMINARY SCOPING STUDY

Sultan Minerals Inc. (SUL-cdnx) is pleased to announce that Snowden Mining Industry Consultants have been contracted to conduct a preliminary evaluation of the Gold Mountain Zone of its Kena Property located north of Ymir, British Columbia. Snowden is a well-known international consulting group with four offices around the world providing a wide range of integrated services and technological products to the mining industry. Snowden has consulted for several hundred clients worldwide and provides a comprehensive range of services and independent advice to banks, legal institutions and mining companies. The scope of the studies undertaken for Sultan will include a property review and discussion, cut off grade estimation for underground and open pit operations and the construction of a project economics simulator.

Property Review and Discussions

Snowden personnel will review the existing data with regard to:

- Open pit operations – mining methodology, production rates, equipment sizes, manpower requirements, production capability
- Underground mining operations-access alternatives, possible mining methods, equipment, manpower, production capability
- Interface between open pit mining and underground operations
- Project schedule – combined feed options

Cut-Off Grade Estimation

Reasonable preliminary cut-off grade estimations will be generated based on numerous assumptions, including:

Open Pit

- Mining rate
- Processing rate and average grade
- Processing cost
- Recovery

Underground

- Mine access and ore haulage systems
- Dilution and recovery factors
- Development requirements and unit cost
- Mining method and unit cost
- Equipment sizes and quantities
- Production capability

- Manpower requirements
- Backfill system

Project Economics Simulator

An economics simulator will be generated and data and assumptions entered into the simulator (orebody tonnage and grade, ore and waste s.g., mining rate, dilution and recovery factors, unit operating costs for all activities, metallurgical recovery, etc.) in order to generate a preliminary version of the following deliverables:

- Production Forecasts (open pit, underground, or combined feed from both operations)
- Development Forecast (underground mine)
- Equipment Lists
- Manpower Estimates
- Operating Cost Estimations
- Capital and Sustaining Capital Cost estimations
- Financial Analysis

The simulator will give Sultan the ability to experiment with infinite "what if" scenarios, based on different undiluted tonnage and grade inputs and combinations of underground and open pit mill feed.

The project evaluation is anticipated to be completed by mid February and will assist in directing the next phase of drilling.

A.G. Troup, P.Eng.,
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

January 11, 2002

Ticker Symbol: **SUL**-cdnx
SEC 12g3-2(b): 82-4741

CDNX APPROVAL RECEIVED ON CARIBOO, PRINCESS AND CLEOPATRA PROPERTIES

Sultan Minerals Inc. (SUL-cdnx) is pleased to report that the CDNX accepted for filing an option agreement dated November 20, 2001, between the Company and Mr. Tom Cherry (the "Agreement").

Under the terms of the Agreement, the Company has the right and option to earn a 100% interest in 5 claim units (115 hectares) namely, the Cariboo, Princess and Cleopatra properties (the "Properties") located north of Ymir in south-eastern British Columbia and contiguous with Sultan's Kena Property. The Cariboo claims overlie an extensive alteration zone similar in nature to Sultan's Gold Mountain Zone discovery area. These alteration zones are associated with bodies of Silver King intrusive as are the Gold Mountain Zone anomalies. Three lithogeochemical grab samples taken by Sultan from the Cariboo claims have returned gold assays of 1.5, 2.5 and 5.5 g/t gold from the alteration zone.

The Company may exercise the option by making cash payments of $51,500 (over a four year period, with an initial payment of $2,500 upon CDNX approval) and issuing 200,000 common shares of the Company (over a four year period with an initial 25,000 shares to be issued upon CDNX approval). A further 200,000 common shares of the Company are to be issued to Mr. Cherry upon receipt of a positive feasibility study.

Mr. Cherry will retain Net Smelter Returns ("NSR") of 3.0% from production of gold and silver and 1.5% NSR from production of other metals. The Company will have the right to purchase ⅔ of the above NSR from Mr. Cherry for $1,000,000 upon commencement of commercial production.

No common shares will be issued as bonuses, finder's fees or commissions in connection with this transaction. The common shares issued pursuant to the Agreement have a four-month hold period expiring on April 18, 2002.

Arthur G. Troup, P. Eng
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

SULTAN MINERALS INC.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

January 8, 2002

Ticker Symbol: **SUL**-cdnx
SEC 12g3-2(b): 82-4741

SULTAN MINERALS DEFINES TWO DISTINCT GOLD TARGETS ON KENA PROPERTY

Gold Mountain Zone

Sultan Minerals Inc. (SUL-cdnx) is pleased to announce that it has completed and received all assay results from its 2001 reconnaissance drill program on the Gold Mountain Zone on its Kena Property, located north of Ymir in southeastern British Columbia. The results of the program show a number of high-grade gold bearing structures within a broad, low-grade gold envelope.

The initial 2001 diamond drill program consisted of 7 holes in the vicinity of the "discovery" trenches completed in 2000. The drill results showed wide widths of gold mineralization in the initial drill holes and their later extensions suggesting potential for a bulk tonnage target in this area. Hole 01GM-01 returned **100 metres grading 1.21 g/t gold,** hole 01GM-02 returned **100.61 metres grading 1.12 g/t gold,** hole 01GM-03 returned **116.05 metres grading 1.87 g/t gold** and hole 01GM-05 returned **130 metres grading 1.14 g/t gold.** All of these mineralized intervals begin at or near surface.

Due to the success of the initial 7-hole drill program, an additional 22 holes were completed on the Gold Mountain Zone. The holes tested a coincident, 1,400 metre long by 500 metre wide, north-south trending geochemical and IP geophysical anomaly centred on the "discovery" area. All drill hole locations are shown on the accompanying map.

The follow up drilling has given additional wide intersections of bulk tonnage grade gold mineralization in the discovery area. Drill holes 01GM-08 and 01GM-09 are located 125 metres and 200 metres respectively grid west from 01GM-01. Hole 01GM-08 intersected **160 metres grading 1.15 g/t gold** and hole 01GM-09 returned **42 metres grading 1.25 g/t gold.** Holes 01GM-23 and 24 were short holes collared 60 metres grid east of hole 01GM-01. Hole 01GM-23 returned **50 metres of 1.03 g/t gold** and hole 01GM-24 returned **28 metres of 1.04 g/t gold.** Holes 01GM-26 and 01GM-28 were located 15 metres and 30 metre respectively grid south from hole 01GM-08. Hole 01GM-26 returned 2 wide intersections of gold mineralization, one of **58 metres grading 1.08 g/t gold** and 30 metres deeper a second intersection of **54 metres grading 1.06 g/t gold.** Hole 01GM-28 returned **140.38 metres grading 1.10 g/t gold.**

Assay results for holes exhibiting bulk tonnage gold potential are given in the following table. High gold assay results have been cut to 34.29 g/t gold (or 1 oz/ton).

BULK TONNAGE GOLD INTERSECTIONS

HOLE #	FROM (m)	TO (m)	WIDTH (m)	GOLD (g/t)
01GM-01*	14.00	114.00	**100.00**	**1.21**
01GM-02*	2.65	103.26	**100.61**	**1.12**
01GM-03*	8.00	124.05	**116.05**	**1.87** (cut)
Including	26.00	82.00	**56.00**	**3.30** (cut)
01GM-04*	28.00	132.00	**104.00**	**1.09**
01GM-05*	14.00	144.00	**130.00**	**1.14**
01GM-06*	98.00	132.00	**34.00**	**1.16**
01GM-07*	42.00	64.00	**22.00**	**1.04**
01GM-08*	6.71	214.27	**207.56**	**0.92** (cut)
Including	50.00	210.00	**160.00**	**1.15** (cut)
Including	164.00	210.00	**46.00**	**2.58** (cut)
01GM-09*	216.00	258.00	**42.00**	**1.26**
01GM-10*	113.00	136.00	**23.00**	**1.08**
01GM-11*	58.00	76.00	**18.00**	**1.20**
And	192.00	216.00	**24.00**	**1.03**
01GM-18*	18.00	36.00	**18.00**	**1.21**
01GM-20	42.00	68.00	**26.00**	**1.68**
01GM-23	13.00	63.00	**50.00**	**1.03**
01GM-24	14.00	63.59	**49.59**	**0.85**
Including	14.00	42.00	**28.00**	**1.04**
And	54.00	63.59	**9.59**	**1.17**
01GM-26	3.96	62.00	**58.04**	**1.08**
And	92.00	146.00	**54.00**	**1.06**
01GM-28	3.05	143.43	**140.38**	**1.10**

* = previously reported drill hole

In several of the holes, very high grades of gold mineralization were obtained over one to two metre widths. The majority of the high-grade intersections occur within a gold enriched zone that is spatially related to the contact between the Silver King Porphyry and the Elise footwall Volcanics. Good gold grades can occur in either rock type. The highest gold grades came from hole 01GM-03

where a **1.23 metre interval assayed 240.07 g/t gold** and from hole 01GM-08 where a **2 metre interval assayed 172.10 g/t gold**. Hole 01GM-03 is collared 125 metres grid east of hole 01GM-08, and the high-grade intersections suggest the possible presence of a high grade structure that extends over a vertical distance of 150 metres, between a true vertical depth of 40 metres in hole 01GM-03 and a vertical depth of 190 metres in hole 01GM-08.

As well as the "bonanza" intervals discussed above, several other high-grade intersections were obtained. These include the following 2 metre wide intersections of **8.13 g/t gold** at 20 metres in 01GM-01, **12.92 g/t gold** at 54 metres in hole 01GM-02, **29.84 g/t gold** at 74 metres in hole 01GM-03, **16.34 g/t gold** at 84 metres in hole 01GM-04, **12.07 g/t gold** at 136 metres in hole 01GM-05, **18.86 g/t gold** at 130 metres in hole 01GM-06, **13.82 g/t gold** at 202 metres in hole 01GM-08, **10.74 g/t gold** at 242 metres in hole 01GM-09, **15.56 g/t gold** at 64 metres in hole 01GM-20, and a 3.35 metre wide interval of **16.35 g/t gold** at 48 metres depth in hole 01GM-28.

The following table summarizes the high-grade gold intersections obtained from the 2001 diamond drill program.

HIGH GRADE GOLD INTERSECTIONS

HOLE #	FROM (m)	TO (m)	WIDTH (m)	GOLD (g/t)
01GM-01*	20.00	34.00	**14.00**	**3.59**
Including	20.00	22.00	**2.00**	**8.13**
And	90.00	92.00	**2.00**	**3.07**
And	94.00	96.00	**2.00**	**4.61**
And	100.00	102.00	**2.00**	**4.37**
01GM-02*	22.00	24.00	**2.00**	**4.40**
And	44.00	45.72	**1.72**	**3.58**
And	54.00	60.00	**6.00**	**5.31**
Including	54.00	56.00	**2.00**	**12.92**
And	102.34	103.26	**0.92**	**4.82**
01GM-03*	26.00	28.00	**2.00**	**4.11**
And	40.00	48.77	**8.77**	**3.62**
Including	46.00	48.00	**2.00**	**5.44**
And	48.77	50.00	**1.23**	**240.07**
And	74.00	76.00	**2.00**	**29.84**
And	80.00	82.00	**2.00**	**3.66**
01GM-04*	38.00	40.00	**2.00**	**6.04**
And	42.00	44.00	**2.00**	**7.38**
And	84.00	86.00	**2.00**	**16.34**
01GM-05*	80.00	82.00	**2.00**	**8.28**
And	114.00	116.00	**2.00**	**3.60**
And	128.00	142.00	**14.00**	**3.98**
Including	134.00	136.00	**2.00**	**5.43**
And	136.00	138.00	**2.00**	**12.07**

HOLE #	FROM (m)	TO (m)	WIDTH (m)	GOLD (g/t)
01GM-06*	20.00	22.00	**2.00**	**3.59**
And	100.00	102.00	**2.00**	**5.11**
And	130.00	132.00	**2.00**	**18.86**
01GM-07*	42.00	44.00	**2.00**	**4.20**
01GM-08*	48.00	56.00	**8.00**	**3.65**
Including	50.00	52.00	**2.00**	**13.82**
And	202.00	204.00	**2.00**	**8.73**
And	204.00	206.00	**2.00**	**172.10**
01GM-09*	242.00	244.00	**2.00**	**10.74**
01GM-10*	134.00	136.00	**2.00**	**6.54**
01GM-11*	74.00	76.00	**2.00**	**5.90**
And	171.51	172.15	**0.64**	**10.92**
And	214.00	216.00	**2.00**	**5.53**
01GM-18*	180.00	182.00	**2.00**	**3.36**
01GM-20	64.00	66.00	**2.00**	**15.56**
and	160.00	162.00	**2.00**	**3.99**
01GM-23	33.00	35.00	**2.00**	**6.83**
01GM-24	60.00	61.59	**1.59**	**3.55**
01GM-26	6.00	8.00	**2.00**	**3.51**
and	36.00	42.00	**6.00**	**3.21**
and	126.00	128.00	**2.00**	**3.77**
01GM-28	30.00	51.35	**21.35**	**3.89**
including	36.00	38.00	**2.00**	**7.61**
and	48.00	51.35	**3.35**	**16.35**
and	115.00	117.00	**2.00**	**7.34**

* = previously reported drill hole

The relationship between the many high-grade intersections is shown on the accompanying cross-section. The section suggests that a wide, low-grade gold zone controlled by the Silver King Porphyry – Elise volcanic contact is cut by several, high-grade gold bearing structures. This interpretation suggests that the Gold Mountain Zone contains bimodal gold mineralization, with potential for both large bulk tonnage and smaller very high-grade gold deposits.

Results are pending for an Induced Polarization geophysical survey recently completed by Peter E. Walcott and Associates. The geophysical survey has been extended 1.5 kilometres south of Gold Mountain in order to determine the relationship between the Gold Mountain Zone and the Kena Gold Zone located approximately one kilometre to the south.

Compilation work consisting of amalgamating the recent drill data with that from prior drilling conducted 500 to 1200 metres to the south of the Gold Mountain Zone is currently being done by the company's consultant, P&L Geological Services.

A 1500 metre (5000 foot) drill program, is scheduled to commence in late January this year. The program will consist of a series of step out holes designed to better define the Gold Mountain Zone mineralization and to determine the number and trend of associated high grade structures.

A.G. Troup, P.Eng.,
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com


L1800 N
L1100 N
L1050 N
L1000 N
L900 N
GM-15
GM-17
GM-18
GM-22
GM-13
GM-12
GM-27
GM-11
GM-10
GM-09
GM-08
GM-05
GM-06
GM-01,02,03
GM-25
GM-26
GM-23
GM-28
GM-04
GM-29
GM-20
GM-14
GM-07
GM-16
GM-21
GM-19
Gold Mountain Zone
Legend
0 4000
metres
LEGEND
GM-21 New Release
GM-11 Previously Released
Significant High Grade Intercept
Contains Wide Zone of >1.0 g/t Gold
Apparent Chargeability of >20 mV/V
0 200
metres
SULTAN MINERALS INC.
Kena Property, British Columbia
Diamond Drill Hole Location Map


SECTION 1100 N Looking 330° North
GM-10
GM-9
GM-8
GM-5
GM-1,2,3
GM-28
GM-23
GM-4
LEGEND
> 1 g/t Gold
6.5 gold assay in g/t
higher grade Gold Assay over 2 metre interval
inferred trend of high grade assays
Jsk Silver King Porphyry
Jel Lower Elise Volcanics (V)
SULTAN MINERALS INC.
Kena Property, British Columbia
Cross Section 1100N
Gold Mountain Zone
200 metres
200 metres
Jsk
Jel
FAULT
Contact

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

January 3, 2002

Ticker Symbol: **SUL**-cdnx
SEC 12g3-2(b): 82-4741

Sultan Closes $659,378 Short Form Offering of Flow-Through Shares

Sultan Minerals Inc., (SUL-cdnx) is pleased to announce the closing on December 31, 2001 of an offering (the "Offering"), pursuant to a Short Form Offering Document, of 2,354,923 flow-through common shares at $0.28 per share to raise gross proceeds of $659,378.

In consideration of introducing the Company to the subscribers, the Company paid the Agent, Octagon Capital Corporation ("Octagon"), and its sub-agents, cash commissions totalling $65,937 and issued Octagon an option (the "Agent's Option") exercisable to purchase up to 353,238 common shares of the Company for a one year period at a price of $0.28 per share.

336,874 of the flow-through shares issued pursuant to the Offering, the Agent's Option and any shares issued upon exercise of the Agent's Option are subject to a hold period and may not be traded until May 1, 2002, except as permitted by applicable securities legislation and the Canadian Venture Exchange.

The proceeds from this Offering will be used by the Company to conduct additional exploration on its Kena Project. Some funds will also be allocated to evaluation of its Jersey-Emerald Tungsten and Lead/Zinc project.

Arthur G. Troup, P. Eng
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Sultan Minerals Inc. (the "Company")
#1400 – 570 Granville Street
Vancouver, British Columbia
V6C 3P1
Telephone: (604) 687-4622

ITEM 2. DATE OF MATERIAL CHANGE

December 31, 2001

ITEM 3. PRESS RELEASE

Issued January 3, 2002 and distributed through the facilities of the Canadian Venture Exchange, Market News Publishing and Canada Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company has announce the closing, on December 31, 2001, of an offering pursuant to a Short Form Offering Document.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

The Company has announce the closing on December 31, 2001 of an offering (the "Offering"), pursuant to a Short Form Offering Document, of 2,354,923 flow-through common shares at $0.28 per share to raise gross proceeds of $659,378.

In consideration of introducing the Company to the subscribers, the Company paid the Agent, Octagon Capital Corporation ("Octagon"), and its sub-agents, cash commissions totalling $65,937 and issued Octagon an option (the "Agent's Option") exercisable to purchase up to 353,238 common shares of the Company for a one year period at a price of $0.28 per share.

336,874 of the flow-through shares issued pursuant to the Offering, the Agent's Option and any shares issued upon exercise of the Agent's Option are subject to a hold period and may not be traded until May 1, 2002, except as permitted by applicable securities legislation and the Canadian Venture Exchange.

The proceeds from this Offering will be used by the Company to conduct additional exploration on its Kena Project. Some funds will also be allocated to evaluation of its Jersey-Emerald Tungsten and Lead/Zinc project.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Arthur G. Troup, Director
Telephone: (604) 687-4622.

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"Shannon M. Ross"

Shannon M. Ross, Secretary

DATED at Vancouver, British Columbia, this 8th day of January 2002.

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

Sultan Minerals Inc. (the "Company") has distributed securities under a provision listed in Appendix E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 or Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on December 31, 2001 of 2,354,923 flow-through shares of the Company and a share option agreement for 353,238 to Octagon Capital Corporation, the agent of the Company, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver this 8th day of January, 2002.

SULTAN MINERALS INC.

By: "Arthur G. Troup"
Arthur G. Troup, President